Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Hawks Acquisition Corp. (the “Company”) on Amendment No. 1 to Form S-1 (File No 333-258264) of our report dated February 24, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of the Company as of January 29, 2021 and for the period from January 4, 2021 (inception) through January 29, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum llp

Boston, MA

August 27, 2021